September 3, 2024

Chaim Lebovits
Chief Executive Officer
Brainstorm Cell Therapeutics Inc.
1325 Avenue of Americas, 28th Floor
New York, NY 10019

       Re: Brainstorm Cell Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 28, 2024
           File No. 333-281827
Dear Chaim Lebovits:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mayan Katz, Esq.